EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (this "Agreement"), effective as of the 1ST day of October, 2008, is by and among Wilshire Inter-Group, Inc., a Nevada corporation (the “Company”), with offices at 9545 West Russell Road Suite 3 Las Vegas, Nevada 89148; and Alfred A. Grant, an individual and a resident of the State of Nevada, with an address at 11269 Parleys Cone Court, Las Vegas, Nevada 89135 (the "Executive").

WITNESSETH:

WHEREAS, in recognition of the valuable nature of Executive's Management and Entrepreneurial capabilities to the business of Company, Company desires to enter into this Agreement with Executive to be effective as of the date Company is approved for registration with the SEC; written (the "Effective Date"); and

WHEREAS, Executive desires to enter into this Agreement with Company and to be employed by Company in the capacity, for the period, and on the terms and conditions set forth herein;

NOW THEREFORE, in consideration of the mutual covenants, agreements and conditions contained herein, the parties hereto intending to be legally bound do hereby covenant and agree as follows:

1.           Employment.

(a)           Company hereby agrees to employ Executive, and Executive hereby agrees to serve the Company, as President, Secretary, Treasurer and Director of the Company, and, subject to the direction of the Board of Directors, to perform such duties, functions and responsibilities commensurate with and appropriate to such positions, and as the same may be from time to time set forth in the By-laws of Company or otherwise delegated to Executive the Board of Directors of Company or their designates.

(b)           Executive shall receive from Company the necessary power and authority to carry out and discharge all such duties, functions and responsibilities.

(c)           Executive shall be an employee of the Company and shall devote his commercially reasonable efforts to the performance, discharge and fulfillment of all such duties, functions and responsibilities; provided, however, that Executive may consult on behalf of, or render services to, entities that do not compete with the current operations of the Company during the term of this Agreement.

(d)           Executive will primarily perform his services in the State of Nevada, or at such other location as may be mutually agreed upon by the Board of Directors of Company and Executive.

2.           Term of Employment.

(a)           Subject to the provisions for termination as hereinafter provided, the term of employment under this Agreement shall be effective as of the Effective Date and shall continue through August, ____, 2012; provided, however, that beginning on August ____, 2010 and on August ____, each year thereafter (each such August ____, being referred to as a "Renewal Date"), the term of this Agreement shall automatically be extended for an additional one year so that on each Renewal Date the then remaining, unexpired term of this Agreement shall be three (3) years, unless either party gives the other written notice of non-renewal at least ninety (90) days prior to any such Renewal Date.

(b)           This Agreement shall terminate prior to the expiration of the initial term or any renewal term of this Agreement upon the earliest to occur of the following:

(iii)                      as permitted by Section 7 hereof by Executive upon a "Change of Control of the Company" (as hereinafter defined pursuant to Section 7; or

(iv)                      as permitted by Section 7 hereof, by Company for "Cause" (as hereinafter defined) pursuant to Section 7.

Sections 6, 7, 8, and 11 shall survive the termination of this Agreement.

3.           Compensation.

(a)           In consideration for all of the services to be rendered by Executive to the Company, the Company shall pay Executive an initial annual base salary (“Annual Base Salary”) of an amount equal to One Hundred and Fifty Thousand Dollars ($150,000.00).  The Annual Base Salary shall be subject to yearly increases August, ____, of each year, as approved by the Board of Directors or any authorized committee thereof  (the "Compensation Committee"); provided, however that, such increase shall not be less than the increase in the U.S. government's Consumer Price Index, all markets, for the prior twelve (12) months (such annual base salary, as it may be increased from time to time hereafter, being herein referred to as the "Annual Base Salary").

(b)           The Annual Base Salary shall be paid to Executive in consistent periodic installments throughout the year in accordance with Company's normal and customary pay policy for executive officers of Company.

(c)           In addition to the Annual Base Salary to be paid pursuant to subsection 3(a) of this Agreement, during the term of this Agreement or any renewal or extension, the Company shall pay to the Executive as incentive compensation annual bonuses in accordance with the incentive bonus plan(s) adopted from time to time by the Board of Directors or the Compensation Committee of the Board of Directors, as the case may be.  Such plan, among other things, shall establish a bonus based on performance criteria mutually agreeable to the Executive and the Board of Directors or the Compensation Committee, such as annual gross revenues, operating profitability and capital formation.

(d)           The amount of the Annual Base Salary and any other amounts payable pursuant to this Agreement are gross amounts due by Company to Executive hereunder, and Company shall have the right to deduct there from all taxes and other amounts which may be required to be deducted or withheld by law (including, but not limited to, federal income tax withholding and social security payments), whether such law is now in effect or becomes effective after the date of this Agreement.

(e)           In addition to the foregoing, in the event that Company grants equity options or similar incentives to its officers and employees from time to time hereafter, Executive shall be allowed to participate in any such future equity options or similar incentives on such terms as are approved by the Board of Directors of Company or the Compensation Committee and are offered to other executive officers of Company.

4.           Executive Benefits and Business Expenses.

(a)           During the term hereof, Executive shall be entitled to receive Company provided employee benefits including, but not limited to, medical, dental, health, life, accident and disability insurance programs.  Additionally, Executive shall be entitled to participate in such employee benefit plans and programs, including, but not limited to, savings for retirement plans, bonus, stock option plans, and any other incentive compensation plans.

(b)           The Company shall cover all prior approved costs of domestic and international business travel.

(c)           Executive shall be reimbursed for any necessary business expenses reasonably incurred by Executive in carrying out Executive's duties, functions and responsibilities hereunder, including, without limitation, mobile telecommunications, taxi fares, parking and toll charges, and the like.  Executive will also have an allowance for an auto lease approved by the Board of Director in advance.

5.           Vacation and Sick Leave Time.

Executive shall be entitled to annual sick leave time pursuant to the plan or policy adopted by the Company, or as hereafter may be amended, available for other executive officers of Company. Commencing on the Effective Date, the Executive shall be entitled to annual vacation time equal to no less than four (6) weeks paid vacation every year throughout the term of this Agreement.

6.           Termination.  In the event of (a) termination by the Company or any successor of the Executive's employment hereunder without Cause, or (b) Executive terminates his employment for Good Reason, then Executive shall be entitled to receive:  (i) an amount (the "Termination Amount") equal to two (6) months of the then Annual Base Salary plus 50% of the maximum bonus provided in Subsection 3(c);

For the purpose of this Agreement, "Good Reason" is defined as any breach of this Agreement by the Company; or any act or set of facts or circumstances which would, under Nevada or Nevada case law or statute, constitute a constructive termination of the Executive.

7.           Change of Control.  In the event of a Change of Control of the Company, at the option of the Executive, (a) the term of employment shall terminate, (b) Executive's outstanding shares shall vest immediately and Executive shall be granted a severance payment equal to 80% of remaining years of this agreement.

For this purpose, "Change of Control of the Company" is defined as:

(a)           Any "person" (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) becomes the "beneficial owner" (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of the Company representing 51% or more of the total voting power represented by the Company's then outstanding voting securities; or

(b)           A change in the composition of the Board of Directors of the Company occurring within a two-year period, as a result of which fewer than a majority of the Board of Directors are Incumbent Board of Directors.  "Incumbent Board of Directors" means Board of Directors who either (i) are Board of Directors of the Company as of the date hereof, or (ii) are elected, or nominated for election, to the Board of Directors of the Company with the affirmative votes of at least 65% of the Incumbent Board of Directors at the time of such election or termination (but shall not include an individual whose election or nomination is in connection with an actual or threatened contest relating to the election of Board of Directors to the Company); or

(c)           The consummation of a merger or consolidation of the Company with any other entity other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least thirty-five percent (35%) of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation; or

(d)           The consummation of the sale or disposition by the Company of all or substantially all of the Company's assets.

10.           Breach by Executive.

(a)           In the event that Executive willfully and materially breaches this Agreement, Company may terminate this Agreement, at the option of Company, (i) effective  immediately upon discovery of said Breach after Company gives written notice of such termination to Executive and effective upon payment of thirty (30) days' pay.

(b)           A material breach of this Agreement by Executive, in either case that is materially detrimental to Company as determined in good faith by the Board of Directors of the Company and supported by a formal resolution duly voted upon and adopted by the Board of Directors, shall be deemed to have occurred upon the happening of any of the following events (for "Cause"), and the written notice of such breach from the Company is received by Executive, to-wit:

(i)           Executive's wanton or willful misconduct in the performance or discharge of any of Executive's duties, functions and responsibilities hereunder; or

(ii)                      Executive's conviction of any felony offense during the term of this Agreement; or

(iii)                      Executive's breach of any of Executive's material obligations hereunder, including, without limitation, Executive's obligations under Sections 11 and 12 hereof.

In the event Company elects to terminate Executive pursuant to this Section 10, Company shall give written notice to Executive specifically stating each fact and reason, which is the basis for such termination. Following such termination, Company shall have no further obligation to Executive under this Agreement except for accrued and unpaid cash and non-cash compensation payments then due and owing to Executive.

11.           Confidentiality, Proprietary Information and Trade Secrets.

(a)           During the term of this Agreement and for a period of one (1) year after the termination of this Agreement, Executive shall not disclose, communicate or divulge to any person, firm, association or company, other than the Company, any material referred to in Subsections 11(f), (g) and (h) hereof, or any proprietary information regarding the business methods, business, policies, procedures, techniques, research or development projects or results, trade secrets or other knowledge or processes of, or developed by, Company or any names and addresses of customers or clients or any data on or relating to past, present or prospective customers or clients or any other confidential information relating to or dealing with the business operations or activities of Company, made known to Executive or learned or acquired by Executive while employed by Company.

(b)           During the term of this Agreement and for a period of one (1) year after the termination of this Agreement, Executive shall not, directly or indirectly, in any geographic area served by Company or its affiliates induce or attempt to influence any employee of Company to terminate his or her employment with Company or to hire any such employee of Company, without the Company’s prior written consent.

(c)           Executive acknowledges and agrees that the restrictions contained in  Subsections 11(a) and (b) (the "Restrictions"), in view of the nature of the business in which Company is engaged, are reasonable and necessary in order to protect the legitimate business interests of Company, and that any violation thereof would result in irreparable harm to Company, and Executive therefore further acknowledges and agrees that, in the event Executive violates, or threatens to violate, any of such Restrictions, Company shall be entitled to obtain from any court of competent jurisdiction, without the posting of any bond or other security, preliminary and permanent injunctive or equitable relief as well as damages and an equitable accounting of all earnings, profits and other benefits arising from such violation, which rights shall be cumulative and in addition to any other rights or remedies at law or in equity to which Company may be entitled.

(d)           If any Restriction, or any part thereof, is determined in any judicial or administrative proceeding to be invalid or unenforceable, the remainder of the Restrictions shall not thereby be affected and shall be given full effect, without regard to the invalid provisions.

(e)           If Executive violates any of the Restrictions, the restrictive period shall not run in favor of Executive from the time of the commencement of any such violation until such time as such violation shall be cured by Executive to the satisfaction of Company.

(f)           It is recognized that Executive will have access to certain confidential information of Company and its affiliates, and that such information constitutes valuable, special and unique property of Company and its affiliates.  Executive shall not at any time during the term of this Agreement and for a period of two years after the termination of this Agreement disclose any such confidential information to any party for any reason or purpose except as may be made in the normal cause of business of Company and for its benefit.

(g)           For purposes of this Agreement, Confidential Information shall include the Company's trade secrets and proprietary information, techniques, sketches, drawings, know-how, processes, apparatus, equipment, algorithms, software programs, software source documents and formulae related to the current, future and proposed products and services of the Company, and/or the Company's parents, subsidiaries, customers and/or vendors, whether delivered in written (or other tangible) form or verbally, and includes, without limitation, information concerning research, design details and specifications, financial data, procurement requirements, customer lists, business forecasts and purchasing, sales, merchandising, development and marketing plans, but shall exclude (i) confidential information that was in the public domain at the time it was communicated to the Executive; (ii) confidential information that enters the public domain subsequent to the time it was communicated to Executive through no fault of the Executive; or (iii) confidential information that was in Executive's possession free of any obligation of confidence at the time it was communicated to Executive.

12.            Representations and Warranties of Executive.

Except for restrictions heretofore disclosed in writing by Executive to Company, Executive represents and warrants toCompany that (a) there are no restrictions, agreements or understandings whatsoever to which Executive is a party which would prevent or make unlawful the execution or performance of this Agreement or his employment hereunder; (b) his execution of this Agreement and his employment hereunder shall not constitute a breach of any contract, agreement or understanding to which he is a party or by which he may be bound; and (c) he is free and able to execute and perform this Agreement in all respects.

13.            Successors.

(a)           This Agreement shall inure to the benefit of and be binding upon Company and Executive.  This Agreement and the benefits and obligations of Company hereunder may be assigned by Company to any person acquiring all or substantially all of the assets or all of the issued and outstanding equity securities of the Company; provided, however, that the Company shall remain jointly and severally liable to Executive with such assignee for the fulfillment of Company's obligations under this Agreement, or to any corporation with which Company may be merged or consolidated.

(b)           This Agreement shall inure to the benefit of and be binding upon Executive and Executive's executors, administrators, trustees, heirs and legal representatives.  Because Executive's duties, functions, responsibilities, and services hereunder are special, personal and unique in nature, Executive shall not transfer, sell or assign, by operation of law or otherwise, Executive's obligations under this Agreement.

14.            Waivers.  Neither the failure nor any delay on the part of either party hereto to exercise any right, remedy, power or privilege (collectively, "Right") under this Agreement shall operate as a waiver, abandonment or release thereof; nor shall any single or partial exercise of any Right preclude any other or further exercise of the same or of any other Right, nor shall any waiver of any Right with respect to any occurrence be construed as a waiver of such Right with respect to any other occurrence.

11.            Severability.  If any provision of this Agreement shall be held to be invalid or unenforceable, such invalidity or unenforceability shall not affect or impair the validity or enforceability of the remaining provisions of this Agreement, which provisions shall remain in full force and effect and the parties hereto shall continue to be bound thereby.

16.            Entire Agreement.  This Agreement contains the entire agreement between the parties relating to the subject matter hereof and supersedes all previous agreements and understandings between the parties, whether written or oral, with respect to the subject matter hereof.  This Agreement shall not be modified, altered or amended except by a writing executed by both parties.

17.            Notices.   Any notice or other communication provided for in this Agreement or contemplated hereby shall be sufficiently given if given in writing and delivered personally or by certified mail, return receipt requested, and addressed, in the case of the Company, to the Company at:

Wilshire Inter-Group, Inc.
9545 West Russell Road
Suite 3
Las Vegas, Nevada 89148
Attention:  Chairman of the Board

and in the case of Executive, to the address set forth in the introductory paragraph.  Notice shall be effective when so delivered personally.  Either party may designate a different address by giving notice of change of address in the manner provided above.

18.	Construction of Agreement. This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of Nevada.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on and as of the day and year above first written,

"Company"

Wilshire Inter-Group, Inc.
a Nevada corporation

By:

Printed Name:

Title: Director

"Executive"

____________________________________
Alfred A. Grant, an individual and resident of the State of Nevada